Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-145410 on Form S-8 of our reports dated March 16, 2009, relating to the consolidated financial statements and financial statement schedules of Care Investment Trust Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the fair value of assets that have been estimated by management in the absence of readily determinable fair values), and the effectiveness of Care Investment Trust Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Care Investment Trust Inc. for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
March 16, 2009